CEO Message

Dear Stakeholders,

2019 marked our 15th year of mining operations. For most of the past decade and a half, Endeavour was a productive and profitable company, setting standards for mining with corporate social integrity in Mexico. The past year, however, was our toughest year operationally. While the financial results were disappointing for all stakeholders, we tackled the challenges head-on, learned from our mistakes and made sweeping changes to turn around the operations and ensure the long-term viability of our business. Our operating results in the first few months of 2020 are encouraging, including higher production and lower operating costs, and we expect this trend to continue as we complete the turnaround from losses to profits.

From a global macro perspective, precious metals prices continued to strengthen during the year as monetary conditions deteriorated world-wide. Interest rates are near all-time lows and still falling, global debt is near all-time highs and still rising, and governments have no choice but to print money to stimulate sluggish economies. Silver continues to lag gold as the Au:Ag ratio recently reached a cyclic high of more than 110, indicating that we are still early in the precious metal cycle. In the meantime, silver fundamentals look like they are setting up for a perfect storm with three consecutive years of declining supply and several years of rising industrial demand. Additionally, silver is a “green” metal, essential for green technologies such as solar power and electric vehicles. Given the recent sharp correction in metal prices due to the stock market panic and major COVID-19 health concerns, we initiated several health and business precautions to reduce risks to both employees and the business.

Consolidated Operating and Financial Performance

During the year, our consolidated mining operations generated revenue of $121.7 million from the sale of 4.1 million oz of silver and 39,151 oz gold at average realized prices of $16.29 per oz silver and $1,422 per oz gold. We withdrew our production and cost guidance in Q4 due to our operating underperformance and uncertainty on the timing of suspending operations at the El Cubo mine. Our consolidated financial performance was negatively impacted by the operating issues and significantly higher costs at each of our mines which resulted in a net loss of $48.1 million ($0.36/ share).

The bottom line included several extraordinary items, including increased employee severance costs, one time inventory write downs, higher depreciation and depletion due to short mine lives, elevated contractor mobilization costs, expensing capital development due to exhaustion of reserves, and closure costs associated with the suspension of operations at El Cubo. We invested over $12 million into new equipment during the year to resolve issues at the mines and accelerated development to access new ore bodies, all of which flowed through operating costs.

At Guanacevi, the changes we made in Q2, 2019 have steadily gained traction, with plant throughputs, ore grades and ounces produced all rising and operating costs falling quarter-on-quarter. We expect to complete the operational turn around at Guanacevi in Q2, 2020. At Bolanitos, the changes we made in Q3, 2019 are still taking effect and we foresee this turn around completing over the next two quarters. At El Compas, the mine and plant achieved commercial production at the end of Q1, 2019 and are now running smoothly, although we continue to look for opportunities to reduce operating costs.

At El Cubo, we guided in late 2018 that mine reserves were rapidly depleting, so we slowed down the production rate in 2019 to buy time for exploration. Unfortunately, no new reserves were found last year so we made the difficult decision to suspend mine and plant operations at the end of November 2019. Management continues to evaluate alternatives to final closure, including relocating the assets to our development projects and/ or acquiring other orebodies in the area. We collaborated with the local community to ensure a smooth transition from operations to care and maintenance and we continue to manage the impacts of potentially closing the mine.

Exploration and Development Projects

On a positive note, we made good progress last year at Terronera and Parral, and these two projects represent the future of Endeavour. Terronera has the potential to become our next core asset, our largest and lowest cost mine, and once in production, could effectively double our metal production and halve our operating costs. Being our first newly built mine, we will strive to use modern technologies, everything from semi automated equipment to data collection and analysis to alternative power sources. We’re doing everything we can to ensure we get this operation right from the ground up, so it can be a model for our future mines. We recently hired a new Director of Project Development, who has experience building mines all over Latin America, to lead our development team. He will conduct a complete review of previous and current engineering prefeasibility studies in order to assess all assumptions and optimize the project design and economics. Next steps include preparing an internally updated prefeasibility study prior to proceeding to a full independent feasibility study, which will help us complete final de-risking of the project and set the stage for a development decision. Additionally, in 2019 we continued to deliver positive exploration drill results at Guanacevi, Bolanitos and Parral.

In recent years, Endeavour acquired and explored three very large and highly prospective alteration zones in northern Chile. All three projects have large “bulls-eye” targets based on geological mapping, geochemical sampling, geophysical surveying, clay studies and age determinations. Drilling of our multi-million oz high sulfidation gold target on the Paloma property is planned for the 2nd half of 2020.

Sustainability Performance

We are acutely aware that our values and culture, as reflected by our philosophy of Corporate Social Integrity and Sustainability, are central to our past and future success. Endeavour is an important stakeholder in Mexico, where mining represents a significant part of the national economy. Specifically, we have been reporting for 8 years now on the 5 pillars of our sustainability strategy, health and safety, our people, the environment, local communities and our economic impacts. In 2019, as with our operations, our sustainability struggled in several areas. We recorded a substantial net loss, which is not economically sustainable, so we made sweeping changes to how we operate. We experienced a fatality, so we took multiple steps to improve our safety procedures and culture. We recorded some minor tailings spills, which had minimal impact, but we can do better so we beefed up our environmental monitoring and reclamation.

In each area of sustainability, we initiated programs to improve our performance. We carried out several impact assessments and audits, devoted $1.6 million for environmental protection and responsibly managed our tailings, which we know are a major concern in the global mining industry. Our operations in Guanaceví, Bolañitos and El Cubo received the annual “Socially Responsible Company” distinction from CEMEFI (Mexican Philanthropy Center).

2020 Outlook and Beyond

Looking ahead, Endeavour plans to create shareholder value in four ways this year and beyond:

• Complete sustainable turnarounds at both Guanacevi and Bolanitos to return to generating mine operating free cash flow.

• Advance the Terronera Project through the completion of a feasibility study to reduce the cost of capital and further de-risk the project and advance the Parral Project by expanding resources and completing a bulk sample and processing at a local toll mill.

• Drill the Paloma Project in an effort to make a material new bulk tonnage gold discovery and break out of the small mine mold.

• Grow through strategic brownfield land acquisitions adjacent to our existing properties to extend mine lives and improve production.

I would like to thank our operations group for turning around what was one of our toughest years ever. We’re in a bumpy transition phase from old mines to new mines and this is neither easy nor quick. I also greatly appreciate the patience and support of our shareholders and other stakeholders through this time. Management is fully committed to returning the Company to profitability. I’m confident that, over the next 15 years, Endeavor will live up to our reputation as a sector leader once again for productive, profitable and responsible mining.

Sincerely,

Bradford Cooke,

Chief Executive Officer & Director

March 2020

Cautionary Note Regarding Forward-Looking Statements

This letter contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑ looking statements and information herein include but are not limited to statements regarding the global economy, the future market and price of silver and other precious metals, timing and completion of operational turn around at Guanacevi and Bolanitos, alternatives to final closure at El Cubo, management of the potential impacts of final closure at El Cubo, the potential of Terronera becoming a core asset, anticipated production and mining costs at Terronera, timing and completion of a feasibility study at Terronera, , Endeavour’s anticipated performance in 2020, the exploration potential of three highly prospective alteration zones in northern Chile, the timing for completion of drilling at the Paloma property and other similar statements. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the SEC and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.